Confidential Treatment Requested By Informatica Inc.

Pursuant To 17 C.F.R. Section 200.83

Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 O: 650.493.9300 F: 650.493.6811

September 3, 2021

Via EDGAR and Secure File Transfer

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Priscilla Dao
Jeff Kauten
Laura Veator
Stephen Krikorian

Re:	Informatica Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted August 9, 2021
CIK No. 0001868778

Ladies and Gentlemen:

On behalf of our client, Informatica Inc. (“INFA” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 24, 2021, relating to the above referenced Amendment No. 1 to Draft Registration Statement on Form S-1 submitted to the Commission on August 9, 2021 (the “Draft Amendment No. 1”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement (“Draft Amendment No. 2”). For the Staff’s reference, we are providing to the Staff a copy of this letter as well as both a clean copy of Draft Amendment No. 2 and a copy marked to show all changes from the version confidentially submitted on August 9, 2021.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Draft Amendment No. 1 submitted on August 9, 2021), all page references herein correspond to the page of Draft Amendment No. 2.

AUSTIN BEIJING BOSTON BRUSSELS HONG KONG LONDON LOS ANGELES NEW YORK PALO ALTO

SAN DIEGO SAN FRANCISCO SEATTLE SHANGHAI WASHINGTON, DC WILMINGTON, DE

Confidential Treatment Requested By Informatica Inc.

Pursuant To 17 C.F.R. Section 200.83

Securities and Exchange Commission

September 3, 2021

Amendment No. 1 to Draft Registration Summary on Form S-1

Audited Consolidated Financial Statements of Ithacalux Topco S.C.A.

Notes to Consolidated Financial Statements

Note 14, Stockholder’s Equity and Deferred Compensation

Stock Compensation, page F-45

1.    We note that your revised disclosure indicates that during the year ended December 31, 2020, you recorded a $4.2 million return of capital distribution to an affiliate as a reduction in paid-in capital. Please further clarify the nature of your relationship with the affiliate and the circumstances resulting in the return of capital distribution. Clarify if you repurchased shares and, if so, how the repurchase price compared to the fair value of the shares. Clarify the authoritative accounting literature upon which you are relying in accounting for this transaction as a reduction in paid-in capital.

The Company respectfully advises the staff that the affiliate referred to by the Company in its prior response is Ithaca MIV LLC (“MIV”). MIV (Management Investment Vehicle entity) was formed as a vehicle to facilitate Ithacalux employees’, former employees’ and directors’ acquisition of equity interests in the Company. MIV does not hold any equity interests, participation rights or voting rights in the Company apart from those of participating employees, former employees and directors. As discussed on page 186 of Draft Amendment No. 2, stock options granted to employees under the Company’s 2015 Equity Plan (the “Plan”) provide the employee the right to purchase shareholder interests (“SIs”) in Ithacalux Topco S.C.A (“Ithacalux”). An SI represents one ordinary share of Ithacalux and one share of each series of class A shares of Ithacalux. Upon exercise of the option, the Plan further provides that the employee shall contribute the issued SIs to MIV, in exchange for an equivalent number of units in MIV. Total SIs held by MIV as of June 30, 2021 represented less than 1% of total outstanding SIs.

The Company supplementally advises the Staff, in an effort to clarify its prior response, that the $4.2 million return of capital reflects the net share settlement of certain vested stock options held by former employees, and is comprised of the following:

1)

$2.4 million of statutory income tax withholding on the net settlement of the vested options. Upon net settlement, 8.5 million shares were repurchased by the Company to satisfy the exercise price amount and 1.6 million shares were repurchased by the Company to satisfy the applicable tax withholding requirement at the employees’ respective statutory tax rate. These shares were repurchased by the Company at the share’s then fair value totaling $12.7 million and $2.4 million, respectively. In accordance with ASC 718-10-25-18, this transaction was classified as an equity transaction and, accordingly, the Company recorded the repurchase of shares as a reduction in additional paid-in-capital.

In an effort to enhance the transparency of the related financial statement presentation, the Company has revised the disclosure on pages F-10 and F-12 of Draft Amendment No. 2 to separately present the $2.4 million payment of taxes related to the net settlement of the options on the consolidated statements of stockholders’ equity and consolidated statements of cash flows on pages

In addition, in response to the Staff’s comment, the Company has also revised its disclosure on page F-52 of Draft Amendment No. 2.

Confidential Treatment Requested By Informatica Inc.

Pursuant To 17 C.F.R. Section 200.83

Securities and Exchange Commission

September 3, 2021

2)

Upon issuance of the net shares to the employees, and for administrative purposes only, the corresponding option exercise price amount of $1.8 million was transferred by the Company to MIV, and was then remitted back from MIV to the Company in the same fiscal period. Accordingly, the Company recorded the $1.8 million as a reduction in additional paid-in capital as “Settlement of certain vested stock options” at the time of transfer to MIV. The same amount was recorded as “Issuance of shares upon exercise of vested option” in the statement of stockholders’ equity upon return of cash from MIV. In an effort to enhance the related financial statement presentation, the Company has revised the disclosure on pages F-10 and F-12 of the Draft Amendment No. 2 to present this transaction on a net basis and, accordingly, adjust the $1.8 million from “Settlement of certain vested stock options” and “Issuance of shares upon exercise of vested option” on the consolidated statements of stockholders’ equity and from “Payment for settlement of vested stock options” and “Proceeds from issuance of shares” on consolidated statements of cash flows. The Company further respectively advises the Staff there is no impact of this presentation adjustment on additional paid in capital and cash flows from financing activities.

In addition, in response to the Staff’s comment, the Company has revised its disclosure on page F-52 of Draft Amendment No. 2

*****

Confidential Treatment Requested By Informatica Inc.

Pursuant To 17 C.F.R. Section 200.83

Securities and Exchange Commission

September 3, 2021

Please direct any questions regarding the Company’s responses or Draft Amendment No. 2 to me at (650) 714-8525 or sbernard@wsgr.com.

Sincerely, WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Steven V. Bernard
Steven V. Bernard

cc:	Amit Walia, Informatica Inc.
Eric Brown, Informatica Inc.
Bradford Lewis, Informatica Inc.
Jeffrey D. Saper, Wilson Sonsini Goodrich & Rosati, P.C.
Andrew S. Gillman, Wilson Sonsini Goodrich & Rosati, P.C.
Michael A. Moesel, Wilson Sonsini Goodrich & Rosati, P.C.
Gordon K. Davidson, Fenwick & West LLP
Michael A. Brown, Fenwick & West LLP
Michael S. Pilo, Fenwick & West LLP